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                                                                       Exhibit 8

Significant Subsidiaries Of UBS

Registered Name                                Jurisdiction of Incorporation

Armand von Ernst & Cie AG                              Switzerland
Aventic AG                                             Switzerland
Bank Ehinger & Cie AG                                  Switzerland
BDL Banco di Lugano                                    Switzerland
Brinson Partners Inc                                   Delaware
Brunswick UBS Warburg Ltd                              Cayman Islands
Cantrade Privatbank AG                                 Switzerland
Cantrade Private Bank Switzerland (CI) Limited         Jersey, Channel Islands
Correspondent Services Corporation                     Delaware
Credit Industriel SA                                   Switzerland
EIBA "Eidgenossische Bank" Beteiligungs-
  und Finanzgesellschaft                               Switzerland
Factors AG                                             Switzerland
Ferrier Lullin & Cie SA                                Switzerland
Fondvest AG                                            Switzerland
GAM (Bermuda) Limited                                  Bermuda
IL Immobilien-Leasing AG                               Switzerland
Klinik Hirslanden AG                                   Switzerland
Mitchell Hutchins Asset Management Inc.
  (to be renamed Brinson Advisors Inc.)                Delaware
NYRE Holding Corp                                      Delaware
PaineWebber Capital Inc.                               Delaware
PaineWebber Incorporated of Puerto Rico                Puerto Rico
PaineWebber Life Insurance Company                     California
PT UBS Warburg Indonesia                               Indonesia
PW Trust Company                                       New Jersey
Schroder Munchmeyer Hengst AG                          Germany
Schweizerische Hypotheken- und Handelsbank             Switzerland
SG Warburg & Co International BV                       Netherlands
SG Warburg Securities SA                               Switzerland
Thesaurus Continentale Effekten-Gesellschaft Zurich    Switzerland
UBS (Bahamas) Ltd                                      Bahamas
UBS (Cayman Islands) Ltd                               Cayman Islands
UBS (France) SA                                        France
UBS (Italia) SpA                                       Italy
UBS (Luxembourg) SA                                    Luxembourg
UBS (Monaco) SA                                        Monaco
UBS (Panama) SA                                        Panama
UBS (Sydney) Limited                                   Australia
UBS (Trust and Banking) Limited                        Japan
UBS (USA) Inc                                          Delaware
UBS Americas Inc                                       Delaware
UBS Asset Management (Australia) Ltd                   Australia
UBS Asset Management (France) SA                       France
UBS Asset Management (Japan) Ltd                       Japan
UBS Asset Management (New York) Inc                    New York
UBS Asset Management (Singapore) Ltd                   Singapore
UBS Asset Management (Taiwan) Ltd                      Taiwan
UBS Asset Management Holding Limited                   United Kingdom
UBS Australia Holdings Ltd                             Australia
UBS Australia Limited                                  Australia
UBS Bank (Canada)                                      Canada
UBS Beteiligungs-GmbH & Co KG                          Germany
UBS Capital AG                                         Switzerland
UBS Capital Asia Pacific Limited                       Cayman Islands
UBS Capital BV                                         Netherlands
UBS Capital GmbH                                       Germany
UBS Capital II LLC                                     Delaware
UBS Capital Partners Limited                           United Kingdom
UBS Capital SpA                                        Italy
UBS Card Center AG                                     Switzerland
UBS Espana SA                                          Spain
UBS Finance (Cayman Islands) Ltd                       Cayman Islands
UBS Finance (Curacao) NV                               Netherlands Antilles
UBS Finance (Delaware) LLC                             Delaware
UBS Finanzholding AG                                   Switzerland
UBS Fund Holding (Luxembourg) SA                       Luxembourg
UBS Fund Holding (Switzerland) AG                      Switzerland
UBS Fund Management (Switzerland) AG                   Switzerland
UBS Fund Services (Luxembourg) SA                      Luxembourg
UBS Futures & Options Ltd                              United Kingdom
UBS Global Trust Corporation                           Canada
UBS Immoleasing AG                                     Switzerland
UBS Inc                                                New York
UBS International Holdings BV                          Netherlands
UBS Invest Kapitalanlagegesellschaft mbH               Germany
UBS Investment Management Pte Ltd                      Singapore
UBS Lease Finance LLC                                  Delaware
UBS Leasing AG                                         Switzerland
UBS Life AG                                            Switzerland
UBS Limited                                            United Kingdom
UBS O'Connor Limited                                   United Kingdom
UBS Overseas Holding BV                                Netherlands
UBS PaineWebber Inc                                    Delaware
UBS Preferred Funding Company LLC I                    Delaware
UBS Securities Limited                                 United Kingdom
UBS Services Limited                                   United Kingdom
UBS Trust (Canada)                                     Canada
UBS Trustees (Singapore) Ltd                           Singapore
UBS UK Holding Limited                                 United Kingdom
UBS UK Limited                                         United Kingdom
UBS Warburg (France) SA                                France
UBS Warburg (Italia) SIM SpA                           Italy
UBS Warburg (Japan) Limited                            Cayman Islands
UBS Warburg (Malaysia) Sdn Bhd                         Malaysia
UBS Warburg (Nederland) BV                             Netherlands
UBS Warburg AG                                         Germany
UBS Warburg Asia Limited                               Hong Kong (China)
UBS Warburg Australia Corporation Pty Ltd              Australia
UBS Warburg Australia Limited                          Australia
UBS Warburg Derivatives Limited                        Hong Kong (China)
UBS Warburg Futures Inc                                Delaware
UBS Warburg Hong Kong Limited                          Hong Kong (China)
UBS Warburg International Ltd                          United Kingdom
UBS Warburg LLC                                        Delaware
UBS Warburg Ltd                                        United Kingdom
UBS Warburg Pte Ltd                                    Singapore
UBS Warburg Real Estate Securities                     Delaware
UBS Warburg Securities (Espana) SV SA                  Spain
UBS Warburg Securities (South Africa) (Pty) Limited    South Africa
UBS Warburg Securities Co Ltd                          Thailand
UBS Warburg Securities India Private Limited           India
UBS Warburg Securities Ltd                             United Kingdom
UBS Warburg Securities Philippines Inc                 Philippines